UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________
FORM 11-K

_______________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________
Commission File Number 001 – 32205

_______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CBRE 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CBRE Group, Inc.
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

REQUIRED INFORMATION
The Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2021 and 2020 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 24, 2022	/s/ Emma E. Giamartino
Emma E. Giamartino
Global Group President, Chief Financial Officer and Chief Investment Officer (Principal Financial Officer)

Date: June 24, 2022	/s/ Madeleine Barber
Madeleine Barber
Deputy Chief Financial Officer and Chief Accounting Officer (Principal Accounting Officer)

CBRE 401(k) PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:	2

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2021	13

Note:   All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator
CBRE 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the CBRE 401 (k) Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, part IV, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2008.
Dallas, Texas
June 24, 2022

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS:
Participant-directed investments - at fair value	$3,424,588,950	$2,868,147,415

Receivables:
Notes receivable from participants	32,383,118	28,393,425
Employee contributions	—	6,310,399
Employer contributions	44,240	2,376,913
Total receivables	32,427,358	37,080,737

Total Assets	3,457,016,308	2,905,228,152

LIABILITIES:
Operating expenses payable	31,532	18,750
Total Liabilities	31,532	18,750

NET ASSETS AVAILABLE FOR BENEFITS	$3,456,984,776	$2,905,209,402
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
ADDITIONS:
Contributions:
Employee deferral contributions	$242,388,522	$221,280,792
Employer contributions	77,157,633	73,040,661
Rollover contributions	55,056,110	41,322,988
Total contributions	374,602,265	335,644,441

Investment income:
Net appreciation in fair value of investments	373,131,783	326,172,252
Dividend and interest income	85,004,264	50,277,213
Net investment income	458,136,047	376,449,465

Interest income on notes receivable from participants	1,784,955	1,859,998
Total additions, net	834,523,267	713,953,904

DEDUCTIONS:
Benefits paid to participants	281,701,469	260,661,514
Administrative expenses	1,046,424	818,032
Total deductions	282,747,893	261,479,546

NET INCREASE IN NET ASSETS	551,775,374	452,474,358

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,905,209,402	2,452,735,044

End of year	$3,456,984,776	$2,905,209,402
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

1.    DESCRIPTION OF PLAN
The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”). CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company.”
General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Amendments—The Plan has been amended several times since its inception. The most recent amendment, on December 21, 2021, changed the vesting schedule and added auto enrollment effective October 1, 2021, and changed the matching contribution formula effective January 1, 2022.
Administration—The Plan is administered by the Administrative Committee (the “Committee”). The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the chief executive officer for certain vendor changes. Fidelity Workplace Services LLC (“Fidelity”) is the Plan’s recordkeeper.
Trustee—With the exception of life insurance policies, Fidelity Management Trust Company (“Fidelity Management Trust”) serves as trustee for all the Plan’s assets. CBRE Services serves as trustee and holds life insurance policies (see Note 5).
Eligibility—All salaried, hourly and W-2 commissioned employees on the domestic payroll of CBRE Services, or any other domestic subsidiary that participates in the Plan, are eligible to participate in the Plan as soon as administratively feasible following the date the employee is credited with one hour of service. However, the following employees, or classes of employees, are not eligible to participate: (1) employees that are non-resident aliens with no U.S. source income; (2) employees covered under a collective bargaining agreement that does not expressly provide for participation in the Plan; (3) employees classified as “leased employees” or independent contractors, even if subsequently determined to be common law employees; (4) employees on military leave in the service of the armed forces of the United States; (5) employees covered by another Company tax-qualified plan; or (6) persons classified as qualified real estate agents having the status of independent contractors under the IRC.
Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible pre-tax or after-tax Roth basis through payroll deferrals, subject to certain IRC limitations. The Committee and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute. Participants are also allowed to roll over amounts distributed from other tax-qualified plans to the Plan. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.
Employer Contributions—The Plan allows the Company to make matching contributions to participants. On December 29, 2018, the Plan was amended to provide matching contributions (retroactive to January 1, 2018) based on a participant’s annual base compensation level and commissioned status as of December 15th of the prior year. For participants with an annual base salary of less than $100,000 per year, who were not commissioned, the Company matched its employee’s contributions up to 66-2/3% of the first 6% of the employee’s eligible pay. For participants with an annual base salary of $100,000 or more per year and commissioned participants, the Company matched its employee’s contributions up to 50% of the first 6% of the employee’s contribution (up to $150,000 of eligible pay). Aggregate matching contributions amounted to $77,113,393 and $72,960,021 for the years ended December 31, 2021 and 2020, respectively.
Additionally, the Plan provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”), which amounted to $44,240 and $80,640 for the years ended December 31, 2021 and 2020, respectively.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
Starting January 1, 2022, the Company will match its employee’s contributions up to 66-2/3% of the first 6% of the employee’s annual compensation (up to $150,000 of compensation), regardless of a participant's annual base compensation level or pay structure.
Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon and charged certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in all employee contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006. From January 1, 2007 through September 30, 2021, Company matching contributions generally vested 20% per year. Effective October 1, 2021, Company matching contributions vest 33% per year, except that contributions made to Trammel Crow Retirement Savings Plan (which merged with the Plan on July 1, 2007 subsequent to the Company's acquisition of Trammel Crow Company) generally continue to vest under the previous 20% schedule. Participants become immediately fully vested in Company matching contributions upon reaching age 65, becoming disabled (as defined in the Plan) or death, in each case if employed by the Company at that time. Service for the year is determined using the elapsed time method of crediting service in accordance with Treas. Reg. Section 1.410(a)-7(f)(1).
There are three exceptions for vesting in Company matching contributions:
1.Participants on April 1, 2007 who had been Company employees who were credited with at least one hour of service in three calendar years prior to April 1, 2007 received immediate vesting in all then current and future Company matching contributions.
2.Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the Company’s acquisition of Trammell Crow Company) become 100% vested in the unvested portion of such transferred accounts upon reaching age 55 (and the fifth anniversary of the participant’s employment with Trammell Crow Company) while still employed by the Company, regardless of years of service.
3.Former participants who had a matching contribution account in the CBRE Clarion 401(k) Profit Sharing Plan that merged into the Plan effective December 31, 2012, or who received a matching contribution under the Plan on account of participation in the Clarion 401(k) Profit Sharing Plan, receive immediate vesting in Company matching contributions. Profit-sharing contributions by the Company to CBRE Clarion employees vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.
Participants generally forfeit any portion of Company contributions that has not yet vested upon the earlier of: (i) the date of the participant’s final distribution; or (ii) the date on which the participant has no eligible service for five consecutive years.
Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2021, accounts totaling $11,468,637 were forfeited, $1,496,850 was used to reduce Company contributions and $170,110 was used to pay expenses. During the year ended December 31, 2020, accounts totaling $4,426,299 were forfeited, $3,755,786 was used to reduce Company contributions and $199,396 was used to pay expenses. As a result, at December 31, 2021 and 2020, forfeited nonvested account balances totaled $11,713,864 and $1,912,187, respectively.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, from pre-2002 after-tax voluntary contribution accounts, and after attaining age 59½. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), the Plan also offered distributions to eligible Plan participants of up to $100,000 due to adverse financial consequences from COVID-19 starting in April 2020 through December 31, 2020.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts. Pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), effective January 1, 2020, the age at which required minimum distributions must begin was increased from 70½ to 72 for certain participants. Also in accordance with the CARES Act, 2020 minimum required distributions were waived, except upon participant request.
Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50.00% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Generally, participant loans are to be repaid through payroll deductions over a period generally not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Interest rates on loans outstanding at December 31, 2021 and 2020 range from 4.25% to 7.50% and 4.25% to 9.25%, respectively, and mature on various dates through June 2027.
Pursuant to the CARES Act, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.
Shares of mutual funds are valued at quoted market prices.
Investments in the common/collective trusts are valued at net asset value (“NAV”).
A portion of the Plan is invested in shares of CBRE Group’s common stock, which is valued at its quoted market price on the New York Stock Exchange. The value of CBRE Group’s common stock was $108.51 and $62.72 per share as of December 31, 2021 and 2020, respectively, which represented the quoted market price of CBRE Group common stock as of those dates. The Plan held 1,129,676 and 1,164,976 shares of common stock of CBRE Group, with a cost basis of $35,881,410 and $33,820,009 as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Plan did not earn any dividend income from CBRE Group’s common stock.
Life insurance policies are valued at cash surrender value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Management fees and operating expenses of the Plan’s investment funds are generally paid by the investment funds and are reflected as a reduction of investment return for such investments. A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or be allocated to participants, which practice is commonly referred to as “revenue sharing.”
Revenue Sharing—Revenue sharing is placed in an “ERISA Account” which is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. Total revenue sharing, including interest, was $1,641,675 and $1,335,721 in 2021 and 2020, respectively. Revenue sharing was first used to pay the fees of Fidelity and its affiliates aggregating $1,454,814 and $1,279,718 in 2021 and 2020, respectively. In addition, administrative expenses were paid out of the ERISA Account in the amount of $131,045 and $38,372 in 2021 and 2020, respectively. The balance in the ERISA Account was $139,147 and $83,331 as of December 31, 2021 and 2020, respectively.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
In 2012, the Plan was amended to establish the ERISA Account and to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances. No amounts were taken out of the ERISA Account and allocated to participant accounts during the years ended December 31, 2021 and 2020.
Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits—Benefits are recorded when paid.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ significantly from those estimates.
Risks and Uncertainties—The Plan invests in various securities as directed by the participants among the investment options offered under the Plan, including mutual funds, common/collective trusts and CBRE Group common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.
The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
In March 2020, the World Health Organization declared the global outbreak of COVID-19 a pandemic which has led to significant volatility in financial markets, and may continue to affect the market price of the CBRE Group common stock and other Plan assets. The continuing impact of COVID-19 on the Plan, which may be material, remains uncertain and cannot be reasonably estimated at this time.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
3.    FAIR VALUE MEASUREMENTS
The “Fair Value Measurements and Disclosures” Topic of the Financial Accounting Standards Board Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•Level 1 – Quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access.
•Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.
The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	December 31, 2021
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,591,186,002	$—	$—	$1,591,186,002
CBRE Group, Inc. common stock	124,098,609	—	—	124,098,609
Common/collective trusts	—	1,709,042,479	—	1,709,042,479
Life insurance policies	—	261,860	—	261,860
Total investments at fair value	$1,715,284,611	$1,709,350,512	$—	$3,424,588,950

	December 31, 2020
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,345,560,751	$—	$—	$1,345,560,751
CBRE Group, Inc. common stock	73,640,351	—	—	73,640,351
Common/collective trusts	—	1,448,638,279	—	1,448,638,279
Life insurance policies	—	308,034	—	308,034
Total investments at fair value	$1,419,201,102	$1,448,946,313	$—	$2,868,147,415

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
4.    COMMON/COLLECTIVE TRUSTS
The following table summarizes the Plan’s investments in common/collective trusts:

	Fair Value
	as of December 31,
	2021	2020
Vanguard Target Retirement Funds	$1,355,294,474	$1,118,781,563
Fidelity Managed Income Portfolio	190,299,709	187,299,732
Macquarie Large Cap Value Trust	91,147,671	75,369,511
Wells Fargo Advantage Emerging Growth CIT	72,300,625	67,187,473
Total common/collective trusts	$1,709,042,479	$1,448,638,279

The Plan’s investments in common/collective trusts are stated at NAV and are considered to have a readily determinable fair value. The NAV, as provided by the trustees, is based on the fair value of the underlying investments held by each fund, less its liabilities.
Vanguard Target Retirement Funds are a series of 12 fund options designed for investors expecting to retire around the year indicated in each option’s name. The funds, which are the Plan’s default investment options, are managed to gradually become more conservative over time. The funds invest in a diversified portfolio of stock and bond mutual funds.
The Fidelity Managed Income Portfolio is a common/collective trust that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. It is managed by Fidelity Management Trust, which is also the trustee of the Plan. The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when contracts mature. The portfolio seeks to maintain a stable NAV. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.
The Macquarie Large Cap Value Trust is a common/collective trust which invests in equity securities of companies consistent with their investment objectives. Investments are stated at the NAV of shares held by the Plan as of December 31, 2021 and 2020.
The Wells Fargo Emerging Growth CIT is a common/collective trust which invests in equity securities of companies consistent with their investment objectives. Investments are stated at the NAV of shares held by the Plan as of December 31, 2021 and 2020.
5.    LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the transferred assets consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”). These policies are owned by CBRE Services, which is the trustee of the CBRE 401(k) Life Insurance Trust, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction. Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered. These policies are fully allocated to the insured participant’s rollover account. These policies are included at cash surrender value within Plan assets in the accompanying financial statements and had a face value of $2,350,000 and $3,350,000 as of December 31, 2021 and 2020, respectively.
6.    NON-DISCRIMINATION TESTING
The Plan Sponsor determined that the Plan passed the IRC nondiscrimination testing with respect to the years ended December 31, 2021 and 2020.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan’s investments are funds managed by the Plan’s trustees or its affiliates. As a result, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.
8.    ADMINISTRATIVE EXPENSES
The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses. Many of the Plan’s administrative expenses, including the fees of the recordkeepers and trustees, are paid by the Plan, via revenue sharing (see Note 2). A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.
9.    TAX STATUS
The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated October 16, 2017, that the Plan and related trust, including amendments made through January 2017, were designed in compliance with the IRC. The Puerto Rico Hacienda determined and informed the Company by letter dated July 3, 2015 that the Plan and related trust were designed in accordance the Puerto Rico Internal Revenue Code. Although the Plan has been amended since receiving the determination letters, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and Puerto Rico Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.
10.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. In the event of Plan termination, participants would become 100% vested in their employer contributions.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2021 AND 2020
11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2021 and 2020, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$3,456,984,776	$2,905,209,402
Participant loans in default - deemed distributions	(661,958)	(555,522)
Net assets available for benefits per Form 5500	$3,456,322,818	$2,904,653,880
The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2021 and 2020, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2021	2020
Net increase in net assets per the financial statements	$551,775,374	$452,474,358
Increase in participant loans in default - deemed distributions	(106,436)	(161,698)
Net increase in net assets per Form 5500	$551,668,938	$452,312,660

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN
EIN: 52-1616016 – PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

		(c) Description of Investment, Including
		Maturity Date, Rate of Interest,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Century Mid Cap Value Fund	Mutual Fund	(2)	$112,741,834
	American Europacific Growth Fund	Mutual Fund	(2)	102,216,379
	American Funds New Perspective Fund	Mutual Fund	(2)	69,114,111
	Blackrock Strategic Income Opportunities Fund	Mutual Fund	(2)	16,195,512
	Carillon Eagle Mid Cap Growth Fund	Mutual Fund	(2)	125,504,362
(1)	Fidelity 500 Index Fund	Mutual Fund	(2)	460,527,782
(1)	Fidelity Balanced Fund	Mutual Fund	(2)	59,448,914
(1)	Fidelity Extended Market Index Fund	Mutual Fund	(2)	54,613,533
(1)	Fidelity Global Ex U.S. Index Fund	Mutual Fund	(2)	30,662,376
(1)	Fidelity Real Estate Index Fund	Mutual Fund	(2)	9,817,415
(1)	Fidelity U.S. Bond Index Fund	Mutual Fund	(2)	76,942,864
	Franklin Small Cap Value Fund	Mutual Fund	(2)	41,656,672
	Invesco Developing Markets Fund	Mutual Fund	(2)	43,779,787
	Loomis Sayles Growth Fund	Mutual Fund	(2)	191,043,569
	MainStay CBRE Real Estate Fund	Mutual Fund	(2)	25,105,704
	Metropolitan West Total Return Bond Fund	Mutual Fund	(2)	77,989,328
	Parnassus Core Equity Fund	Mutual Fund	(2)	93,825,860
	Total Mutual Funds			1,591,186,002

(1)	Fidelity Managed Income Portfolio	Common/Collective Trust	(2)	190,299,709
	Macquarie Large Cap Value Trust	Common/Collective Trust	(2)	91,147,671
(1)	Vanguard Target Retirement 2015 Fund	Common/Collective Trust	(2)	23,039,569
(1)	Vanguard Target Retirement 2020 Fund	Common/Collective Trust	(2)	71,351,781
(1)	Vanguard Target Retirement 2025 Fund	Common/Collective Trust	(2)	215,426,414
(1)	Vanguard Target Retirement 2030 Fund	Common/Collective Trust	(2)	182,615,171
(1)	Vanguard Target Retirement 2035 Fund	Common/Collective Trust	(2)	213,783,526
(1)	Vanguard Target Retirement 2040 Fund	Common/Collective Trust	(2)	136,737,552
(1)	Vanguard Target Retirement 2045 Fund	Common/Collective Trust	(2)	195,103,552
(1)	Vanguard Target Retirement 2050 Fund	Common/Collective Trust	(2)	132,838,491
(1)	Vanguard Target Retirement 2055 Fund	Common/Collective Trust	(2)	114,481,820
(1)	Vanguard Target Retirement 2060 Fund	Common/Collective Trust	(2)	43,404,351
(1)	Vanguard Target Retirement 2065 Fund	Common/Collective Trust	(2)	9,109,515
(1)	Vanguard Target Retirement Income Trust	Common/Collective Trust	(2)	17,402,732
	Wells Fargo Advantage Emerging Growth CIT	Common/Collective Trust	(2)	72,300,625
	Total Common/Collective Trusts			1,709,042,479

(1)	CBRE Group, Inc. Stock Fund	Common Stock	(2)	124,098,609

(1)	Great-West Life & Annuity Insurance Company	Life insurance policies	(2)	261,860

(1)	Notes Receivable From Participants	Interest rates of 4.25% to 7.50%;
		Maturity dates from
		January 2022 to January 2027	(2)	32,383,118
	Total Investments			$3,456,972,068
______________________________
(1)Exempt party-in-interest transactions.
(2)Cost information is not required for participant-directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.